UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 30, 2020

Commission File Number: 001-38863

Jumia Technologies AG

(Translation of registrant’s name into English)

Skalitzer Straße 104

10997 Berlin, Germany

+49 (30) 398 20 34 54

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On November 24, 2020, Jumia Technologies AG (the “Company”) entered into a sales agency agreement (the “Sales Agreement”) with Citigroup Global Markets Inc. (“Citi”) pursuant to which the Company agreed to issue to Citi, as sales agent, an aggregate of 7,969,984 of the Company’s ADSs and Citi has agreed to use commercially reasonable efforts, consistent with its normal trading and sales practices and applicable law, to sell all of these ADSs at the market price, or at a price related to the market price, prevailing at the time of sale. Any ADSs that may be sold pursuant to the Sales Agreement will be issued pursuant to the Company’s shelf registration statement on Form F-3 (File No. 333-240016), as supplemented by the prospectus supplement dated November 30, 2020 relating to the sale of the ADSs.

A copy of the Sales Agreement is attached as Exhibit 1.1. The foregoing description of the Sales Agreement does not purport to be complete and is qualified in its entirety by reference to such exhibit.

Incorporation by Reference

Exhibits 1.1, 3.1, 5.1, 23.1 and 99.1 to this Report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form F-3 (Registration Number 333-240016) of Jumia Technologies AG and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

1.1	Sales Agency Agreement, dated November 24, 2020, between Jumia Technologies AG and Citigroup Global Markets Inc.

3.1	Articles of Association of Jumia Technologies AG, dated November 24, 2020

5.1	Opinion of Sullivan & Cromwell LLP as to German law matters.

23.1	Consent of Sullivan & Cromwell LLP (included in Exhibit 5.1)

99.1	Press release of Jumia Technologies AG dated November 30, 2020.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jumia Technologies AG

By	/s/ Sacha Poignonnec
Name:	Sacha Poignonnec
Title:	Co-Chief Executive Officer and Member of the Management Board

Date: November 30, 2020